Exhibit 99.2
CAESARSTONE ANNOUNCES THE APPOINTMENT OF OPHIR YAKOVIAN AS CHIEF FINANCIAL OFFICER

MP MENASHE, Israel--(BUSINESS WIRE) -- Caesarstone Ltd. (NASDAQ:CSTE), a manufacturer of high quality engineered quartz surfaces, today announced the appointment of Mr. Ophir Yakovian as the Company’s new Chief Financial Officer. Mr. Yakovian is expected to join Caesarstone in April 2018.

Raanan Zilberman, Chief Executive Officer, commented, “We are delighted to welcome Ophir Yakovian, an experienced finance executive, as the Company’s Chief Financial Officer.  We believe that Mr. Yakovian’s track record with industrial and publicly-traded companies makes him a natural fit for our business and Company culture, a strong leader to the Company’s global finance organization and a significant partner in Caesarstone’s future. On behalf of the Company, I would like to thank Yair Averbuch for his many years of service to the Company as CFO, as he was an important contributor to our global growth and the development of our market leadership position.”

Mr. Yakovian brings nearly 20 years of experience in various financial roles, most recently serving as CFO of Perion Network Ltd. (NASDAQ: PERI) and prior to that as CFO of Tnuva Group, Israel’s largest food manufacturer. Prior to Tnuva Group, Mr. Yakovian served as the CFO of Lumenis Ltd. (previously NASDAQ: LMNS), a global leader in the field of minimally-invasive clinical solutions.  Prior to that, Mr. Yakovian served as VP Finance of Verint Systems (NASDAQ:VRNT).  He holds a bachelor’s degree in economics and accounting and a master’s degree in business economics from Bar Ilan University, Israel, and is a Certified Public Accountant.

Mr. Yakovian commented, “I am excited to join Caesarstone at a time where the Company is so well-positioned in a growing and evolving industry. The team has laid a solid foundation for Caesarstone to move forward, and I am eager to be a part of those efforts and to help take the Company through its next stage of growth.”

Mr. Averbuch will remain with the Company to ensure a smooth transition.

About Caesarstone

Caesarstone manufactures high quality engineered quartz surfaces, which are used in both residential and commercial buildings as countertops, vanities, wall cladding, floors and other interior surfaces. The wide variety of colors, styles, designs and textures of Caesarstone® products, along with Caesarstone's inherent characteristics such as hardness, non-porous, scratch and stain resistance and durability, provide consumers with excellent surfaces for their internal spaces which are highly competitive to granite, manufactured solid surfaces and laminate, as well as to other engineered quartz surfaces. Caesarstone's three collections of products — Classico, Supernatural, and Concetto — are available in over 50 countries around the world. For more information about the Company, please visit our website www.caesarstone.com. (CSTE-E)

Forward-Looking Statements

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Company's plans, objectives and expectations for future operations, including its projected results of operations and the expected timing of expanding its manufacturing facilities. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to: the strength of the home renovation and construction sectors; economic conditions within any of our key existing markets; actions by our competitors; changes in raw material prices, particularly polymer resins and pigments; fluctuations in currency exchange rates; the success of our expansion efforts in the United States; the outcome of silicosis claims and the claim by our former quartz processor; unpredictability of seasonal fluctuations in revenues; delays in manufacturing if our suppliers are unable to supply raw materials; and other factors discussed under the heading "Risk Factors" in our most recent annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

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ICR, Inc.
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